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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[_]  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

   OREN                                RON
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

P. O. BOX 16001
--------------------------------------------------------------------------------
                                    (Street)

BEVERLY HILLS                      CA                       90209
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

XOLOGIC / XOLO
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Year

DECEMBER 31. 2000

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK                          8/2/99        A3(a)(b)        900,822       A                              I        Trustee-
                                                                                                                          Oren Fam.
                                                                                                                          Trust
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK                          7/19/00        S (c)          185,000       D    $ 8.00                    I        Trustee-
                                                                                                                          Oren Fam.
                                                                                                                          Trust
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK                          8/2/99         M              180,000       A    $ 1.05
                                                                      (a)(b)
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK                          7/18/00        F               13,263       D    $14.25    166,733         D
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK                          8/2/99         M              300,000       A    $ 1.05
                                                                      (a)(b)
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK                          7/18/00        F               22,105       D    $14.25    277,899         D
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK                          1/18/00        M              300,000       A    $ 1.56
                                                                      (a)(b)
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK                          7/18/00        F               32,843       D    $14.25    267,157         D
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK                          8/2/99         M              150,000       A    $ 0.95                    I        By wife
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK                          7/18/00        F               10,000       D    $14.25    140,000         I        By wife
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK                          1/18/00        M              150,000       A    $ 1.41                    I        By wife
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK                          7/18/00        F               14,842       D    $14.25    135,158         I        By wife
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK                          6/26/00        X              120,000       A    $ 5.50                    I        By wife
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK                          7/18/00        F               46,316            $14.25     73,684         I        By wife
====================================================================================================================================

*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End   In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of       direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year     (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.  (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)       4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                  Common                                       Trustee -
 Purchase Options   $1.33    8/2/99   X3 (b)         75,000 8/2/99    8/1/00  Stock      75,000            0         I     Oren Fam.
                                                                                                                           Trust
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                  Common
 Purchase Options   $1.05    8/2/99   M3(b)(d)      180,000 8/2/99   12/31/05  Stock     180,000           0         D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                  Common
 Purchase Options   $1.05    8/2/99   M3(b)(d)      300,000 8/2/99   12/31/05  Stock     300,000           0         D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                  Common
 Purchase Options   $1.56    1/18/00  M3(b)(e)      300,000 1/18/00  12/31/05  Stock     300,000           0         D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           M3                                     Common
 Purchase Options   $0.95    8/2/99  (a)(b)(f)      150,000 8/2/99   12/31/05  Stock     150,000           0         I     By wife
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           M                                      Common
 Purchase Options   $1.41    1/18/00  (a)(b)(g)     150,000 1/18/00  12/31/05  Stock     150,000           0         I     By wife
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                  Common
 Purchase Options   $5.50    6/26/00   X            120,000 6/26/00  12/31/05  Stock     120,000           0         I     By wife
====================================================================================================================================

Explanation of Responses:

(a) The exact amount of common stock derivative securities was unknown at the time of filing the original Form 3 on 10/7/99.

(b) Additional options and stock were acquired as a result of 2 for 1 stock split on 2/14/00 and subsequent 3 for 2 stock split on 3/31/00. The overall result was a 3 for 1 split.

(c)  185,000 shares were sold in a private sale.

(d) As a result of the overall 3 for 1 split, the original $3.15 exercise price became $1.05.

(e) As a result of the overall 3 for 1 split, the original $4.68 exercise price became $1.56.

(f) As a result of the overall 3 for 1 split, the original $2.85 exercise price became $0.95.

(g) As a result of the overall 3 for 1 split, the original $4.23 exercise price became $1.41.



     /s/ Ron Oren                                           May 14, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


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